Mr. Tony Stanco
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.

Dear Mr. Stanco:

Sylvanus Corporation hereby withdraws its registration for a public offering of its stock which registration has previously been filed on form SB-2 with the S.E.C. via the EDGAR system.

The contemplated public offering did not take place. The registration statement never became effective. No shares were sold pursuant to the registration statement. All shares which the company has sold since its inception were sold pursuant to exemptions from registration according to state and federal law. The reason for the company's decision to withdraw its registration and cancel plans for a public offering is that the company has determined that the expense and effort involved are not worth the anticipated benefits.

If there is anything else we need to do to effect such withdrawal or if there is anything we need to report as a consequence of such withdrawal, please let me know.

Sincerely,

s/Charles J. Champion, Jr.
Charles J. Champion, Jr.
Chairman of the Board
Sylvanus Corporation